Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

NELSONHALL PERSPECTIVE	NelsonHall

NelsonHall Perspective

Xerox Acquisition of ACS

1. Background

On Monday September 28, Xerox announced its intention to acquire 100% of ACS common stock in a cash and stock transaction (c. 70% stock and 30% cash) valued at $63.11 per share, a 33.6% premium to the Friday's closing price. The cash portion is to be financed with $1bn from combined company cash and existing revolving credit agreements, plus $3bn to be raised in the capital markets. The transaction includes refinancing of $2bn of ACS debt.

ACS board has voted unanimously in favor of the transaction.

Subject to regulatory and shareholder approval, the transaction is expected to close during Q1 2010.

In the short term, ACS will continue to operate as an independent organization, maintaining its headquarters in Dallas, its operations around the world and its CEO, Lyn Blodgett, who will report directly to Xerox CEO Ursula Burns.

Xerox states that it expects to achieve annualized pre-tax cost synergies of $95m in year one, increasing to $300-400m by the third year following the close of the transaction. These cost synergies are primarily based on reductions related to eradicating public company costs for ACS, procurement savings, and using ACS's expertise in back-office operations to manage some of Xerox's internal functions. Total restructuring costs are expected to be up to $75m over three years.

The greater value is expected to be in the revenue synergies, coming from selling into each other's client base (the overlap is 20%), and from developing stronger offerings leveraging capabilities from both companies.

2. NH Perspective

This news comes just a week after the announcement of Dell's acquisition of Perot Systems, also headquartered in Plano, Texas. In both cases, a U.S.-centric IT services provider with a strong presence in the healthcare market (Perot with healthcare providers, ACS primarily but not solely in Medicaid) is being acquired by a technology company, though there are significant differences in the look and feel of the two transactions.

The announcement was made on Yom Kippur, the Jewish holiday: Ursula Burns stated that this was not the original intention but there was a pressing need to announce the deal before it began to leak.

@ 2009 by NelsonHall.	1	September 2009

NELSONHALL PERSPECTIVE	NelsonHall

An acquisition of ACS has been on the cards for some time, and in many respects ownership by Xerox will greatly assist its ongoing evolution, for example:

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Xerox's brand reputation and global account management capabilities will be a major advantage in helping ACS' efforts to internationalize (c. 93% of ACS' revenues are generated from U.S. based clients and it has struggled in the past to establish a significant direct presence in Europe)

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The application of Xerox document technology to automate more of ACS' BPO activities should lead, among other things to significant efficiency improvements and further insights from being able to analyze unstructured information, helping ACS to be able to offer clients a lower cost and higher value-add service

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In recent years, Xerox has also made a number of niche vertical-specific software acquisitions, which have the potential to enhance ACS' proposition in areas such as mortgage processing and litigation document processing.

For Xerox, the acquisition will bring in an additional $6.5m higher margin services revenue (ACS' operating margin in its FY ended June 30, 2009 was 10.5%, compared with the 7.4% operating margin achieved by Xerox Group in the same period). In total, all services will now represent 45% of the combined group's $22bn revenues, of which BPO will account for 27%.

This is an audacious move by Xerox. The stated intention is that "ACS, a Xerox Company" will be the BPO arm of Xerox. Certainly, document management is a core component within nearly all forms of BPO (another being contact center services) and the rationale for Xerox to make an aggressive play into the BPO market makes absolute sense and it has chosen wisely: much of ACS’ BPO business is transaction-heavy.

It is not widely known that Xerox has been building its own document management BPO business for several years, in the form of its BPS (Business Process Services) unit within Xerox Global Services. NelsonHall ranks Xerox as the largest document management BPO vendor globally: Xerox BPS now generates revenues of nearly $900m, and has been particularly successful in the U.K., with recent successes in the government and NHS sectors. Xerox has chosen wisely with ACS: much of ACS’ BPO business is transaction-heavy and geographically the two companies complement each other well.

Nevertheless, Ursula Burn’s description of the proposed acquisition as a game-changer for the group is appropriate: whereas the BPS business sometimes looked like a marginal activity, the addition of ACS will fundamentally change the business mix of Xerox Group. Whether Xerox is able to fully grasp the extent to which BPO is different from managed print services or from fleet management services remains to be seen. In recent years Xerox Global Services did not even merit a mention in the Xerox annual report, let alone its BPO unit. However, the scale of the acquisition indicates that Xerox has made a strategic decision to undertake a new direction.

With this acquisition, as well as entering the premier league of BPO players, Xerox also becomes a closer competitor to HP, who has been aggressively developing its software portfolio around information management, though as yet with HP, BPO has not been a core element within its information management messaging. Also, where EDS is now folded into HP's TSG division, ACS will have a direct report to the Xerox CEO. This is potentially an important difference, for example with investment decisions.

It is not yet clear how Xerox BPS will integrate with ACS: this is particularly relevant in the U.K. where ACS does not yet have a meaningful BPO presence. Though Xerox has the stronger brand and local market presence, a reverse merger of Xerox BPS into ACS is likely.

Another area of synergy is ACS' $1.4Bn ITO business (22% of its global revenues): opportunities exist for Xerox to cross-sell its Managed Print Services into ACS' ITO client base.

@ 2009 by NelsonHall.	2	September 2009

NELSONHALL PERSPECTIVE	NelsonHall

Parts of ACS' business that will be completely new for Xerox include its transportation solutions activity - including road user charging - and the Buck Consultants practice within its HCM business (14% of its global revenues). Overall, Xerox’s decision to ring-fence ACS is a very wise move in the short term. Longer term, the combined entity could position for the type of long term partnerships in the local government sector covering a broad range of ITO/BPO services that is gaining attention, not just in the U.K., but also in other countries.

An immediate challenge for Xerox will be managing the partnerships that it has been building for its BPO arm. IBM, for example, is unlikely to be keen to continue with a joint go-to-market partnership moving forward.

Xerox has only recently been trying to extricate itself from the IT infrastructure management contract extension it awarded former partner EDS just before its acquisition by HP, for example signing a U.S. datacenter management deal with HCL Technologies.

Once the transaction is approved, Xerox will more than double in size, in terms of headcount ACS is substantially the larger organization, having 74,000 employees compared with c. 54,000 across the whole of the Xerox Group. This simple fact poses several challenges in itself.

Xerox's offer is slightly higher than the $6.2bn offer made in March 2007 by Cerberus Capital Management in partnership with ACS founder and chairman Darwin Deason. Several directors rejected the proposal, hoping for a higher offer. This never materialized, and in November 2007 Cerberus rescinded its offer, citing poor credit markets.

Based on ACS’ FY 2009 (period ended June 30, 2009), the Xerox offer is 1x revenue (plus the $2b debt), and 9x EBIT. Based on FY 2010 EPS estimate of $4.08, the offer represents a multiple of 13x-14x P/E. Overall this appears to be a reasonable valuation.

In addition to Dell/Perot and Xerox/ACS there are several other smaller IT services acquisitions taking place at the moment. This resurgence in M&A activity indicates easier access to credit and a belief that the worst of the economic downturn is behind us.

@ 2009 by NelsonHall.	3	September 2009

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.